One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-3900
Fax (914) 921-5099
www.gabelli.com



GAMCO Investors, Inc.

April 3, 2012

Mr. Christopher J. Eperjesy
Chief Financial Officer and Treasurer
Twin Disc
1328 Racine Street
Racine, Wisconsin 53403

Dear Chris:

Thanks again for the hospitality and professionalism extended to our affiliated institutional research service firm Gabelli & Company, Inc. when they visited with you.

I am enclosing a letter to Michael Batten who is traveling.

To the point, GAMCO Investors, Inc. plans to make a proposal to be included on your upcoming proxy to have shareholders vote on whether the poison pill should be continued.

As always, I am available to discuss both Twin Disc as well as GAMCO's corporate governance procedures.

Respectfully submitted

Sincerely,

Mario J. Gabelli

Encl.

MJG:bd

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-3900
Fax (914) 921-5099
www.gabelli.com



GAMCO Investors, Inc.

April 2, 2012

Not
Sent

Mr. Michael E. Batten
Chairman and Chief Executive Officer
Twin Disc
1328 Racine Street
Racine, Wisconsin 53403

Dear Michael:

I have called you several times and I would like to chat with you in person.

At the same time, I need to bring to center court our firm's corporate governance policy. We are not for management, nor against management. Just like you, we are working for the shareholders of Twin Disc, some of whom are our clients.

Our firm's corporate governance calls for shareholders to vote on poison pills. We would like to understand your company's position on that policy at your earliest convenience.

As further background, I met with management of Twin Disc during my visits with Modine and J.I. Case during the early 1970s.

Best regards.

Sincerely,

Mario J. Gabelli

MJG:bd